

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Michael J. Fiddelke
Executive Vice President and Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

> **Re: Target Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2021**
> **Filed March 10, 2021**
> **File No. 001-06049**

Dear Mr. Fiddelke:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2021 Filed March 10, 2021

General

1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Risk Factors, page 5

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

3. Disclose any material litigation risks related to climate change and the potential impact to the company.

Management's Discussion and Analysis, page 17

4. We note your discussion of past and/or future investments in climate-related projects in your CSR report. If material, please quantify these expenditures in your SEC filings.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   - decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased demand for goods that result in lower emissions than competing products;
   - increased competition to develop innovative new products that result in lower emissions; and
   - any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

6. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
   - quantification of material weather-related damages to your property or operations;
   - potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
   - any impacts to your supply chain resulting from decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
   - any weather-related impacts on the cost or availability of insurance.

7. Quantify any material increased compliance costs related to climate change.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Dave Donlin